August 31, 2018

Robert R. McEwen
Chief Executive Officer
McEwen Mining Inc.
150 King Street West, Suite 2800
Toronto, ON
Canada M5H 1J9

       Re: McEwen Mining Inc.
           Registration Statement on Form S-4
           Filed August 15, 2018
           File No. 333-226858

Dear Mr. McEwen:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Hillary Daniels at (202) 551-3959 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Beverages, Apparel and
                                                            Mining